File No.

        SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-57
Amendment No. 1

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

Empresa Distribuidora de Energia Sur S.A. ("EDES")
(Name of foreign utility company)

THE AES CORPORATION
4300 Wilson Boulevard
Arlington, Virginia 22203
(Name of filing company, if filed on behalf of foreign utility company)

The Commission is requested to mail copies of all correspondence relating to this Notification to:

      Vincent W. Mathis
      The AES Corporation
      4300 Wilson Boulevard
      Arlington, Virginia 22203

      Andrew B. Young
      Hugh E. Hilliard
      Dewey Ballantine LLP
      1775 Pennsylvania Avenue, N.W.
      Washington, D.C. 20006

The AES Corporation ("AES") hereby amends and restates in its entirety the Form U-57 filed on behalf of EDES on April 22, 1997, as follows:

ITEM 1

        Foreign utility status is claimed by EDES, a corporation organized under the laws of Argentina, with its business address at Carlos Pellegrini 1023, piso 11, C1009ABU, Buenos Aires, Argentina.

        EDES is an electric distribution company located in Buenos Aires, Argentina. AES indirectly owns an approximately 90% interest in EDES. PPP Employee Pension, an employee stock ownership plan, owns approximately 10% of EDES.

        AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act"). The AES Corp., Holding Company Act Release No. 27363 (Mar. 23, 2001).

ITEM 2

        EDES has one domestic associate public utility company, Indianapolis Power and Light Company ("IPL"). IPL is wholly owned by IPALCO Enterprises, Inc., which, in turn, is a wholly-owned subsidiary of AES. IPL has not made any investment in, nor has any contractual relationship with, EDES, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

        By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the Securities and Exchange Commission with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and (2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ VINCENT W. MATHIS Vincent W. Mathis Assistant General Counsel The AES Corporation 4300 Wilson Boulevard Arlington, Virginia 22203 (703) 522-1315

Dated: December 29, 2004